March 30, 2020

Steven Lo
President and Chief Executive Officer
Zosano Pharma Corp
34790 Ardentech Court
Fremont, CA 94555

       Re: Zosano Pharma Corp
           Registration Statement on Form S-3
           Filed March 16, 2020
           File No. 333-237187

Dear Mr. Lo:

       We have limited our review of your registration statement to those issues we have addressed in our comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Registration Statement on Form S-3

Cover Page

1. It appears you may be relying on General Instruction I.B.6 of Form S-3 to register the primary offering of securities covered by the registration statement. As such, please revise to disclose the aggregate market value of your outstanding voting and non-voting common equity, as well as the amount of all securities offered pursuant to General Instruction I.B.6 of Form S-3 during the previous 12 months up to and including the date of your prospectus. We refer you to Instruction 7 to General Instruction I.B.6.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Steven Lo
Zosano Pharma Corp
March 30, 2020
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Chris Edwards at (202) 551-6761 or Joe McCann at (202) 551-6262 with any questions.



                                                           Sincerely,
FirstName LastNameSteven Lo
                                                           Division of
Corporation Finance
Comapany NameZosano Pharma Corp
                                                           Office of Life
Sciences
March 30, 2020 Page 2
cc:       Kathleen M. Wells
FirstName LastName